Exhibit 10.80
December 4, 2008
By Overnight Mail
Michael Scarpa
[Home Address]
Dear Michael,
On behalf of The Talbots, Inc. (including its subsidiaries, “Talbots” or the “Company”) and subject to review and approval by the Company’s Board of Directors, we are pleased to offer you the position of Chief Operating Officer and Chief Financial Officer of Talbots in accordance with the following:
Base Salary, Signing Bonus, Benefits and Perquisites
•	Your initial salary will be at the rate of $775,000 per annum. Your salary will be paid to you on a bi-weekly basis. Your first review for a possible salary increase based on demonstrated job performance will be scheduled for the first quarter of FY 2010 and annually thereafter.

•	You will receive a $150,000 signing bonus, payable as of your employment start date. If you voluntarily leave Talbots or resign other than for Good Reason (as defined below) or your employment is terminated by Talbots for Cause (as defined below) in your first year of employment, you will be required to reimburse the Company for this signing bonus.

•	Effective one month from your employment start date, you will be eligible to participate in the Company’s medical and dental benefit plans currently in effect and generally available at the time to Talbots senior executives, subject to plan terms and eligibility conditions. Beginning on your employment start date, you will be eligible to participate in all other benefit plans currently in effect and generally available at the time to Talbots senior executives, subject to plan terms and eligibility conditions. Plans are subject to modification or termination by the Company in its discretion. Included in your benefit package is an annual vacation benefit of four weeks. You will also be eligible for all perquisites at a level commensurate with the Chief Operating Officer level at Talbots, including an auto allowance of $42,000 over each two year period during the term of your employment ($21,000 annually) to be paid incrementally in your bi-weekly paycheck, reimbursement of financial planning expenses and a change in control agreement (a copy of which is attached as Exhibit A (the “Change in Control Agreement”)). Perquisites will not be grossed up for taxes.

Michael Scarpa
December 4, 2008

•	You will report directly to the President and Chief Executive Officer and your employment start date will be on or about December 4, 2008, on which date you will assume the position and title of Chief Operating Officer of the Company. Upon the effective date of retirement of the Company’s current Chief Financial Officer from such position (currently expected to be January 5, 2009), you will also assume the position and title of Chief Financial Officer of the Company.
Annual Incentive Award Opportunity
•	You will be eligible for participation in the Company’s annual incentive plan commencing in FY 2009. Your target award opportunity under the Company’s annual incentive plan (MIP/TIP) will be 100% of your base salary. For FY 2009 only, you will receive a minimum FY 2009 bonus equal to $387,500 (which equals one-half your target award opportunity for FY 2009). This $387,500 bonus payment (payable in the second quarter of 2010 at the same time as other FY 2009 bonuses would customarily be paid to other executive Company officers) is guaranteed and will be paid to you whether or not the Company’s and your performance goals under the Company’s 2009 incentive plan are achieved, unless you voluntarily leave Talbots or resign other than for Good Reason (as defined below) or your employment is terminated by Talbots for Cause (as defined below) prior to the date that FY 2009 bonuses are paid to senior Company officers.
Equity Compensation
•	You will be eligible to receive such equity incentive compensation as may be awarded from time to time by the Company’s Compensation Committee of the Board of Directors (the “Compensation Committee”) pursuant to The Talbots, Inc. 2003 Executive Stock Based Incentive Plan as same may be amended or superseded from time to time (“Equity Plan”). All incentive awards granted to you will be subject to the terms of the Equity Plan.

•	As a special hiring inducement award in consideration for your joining the Company, you will be awarded a one-time restricted stock award for 125,000 shares of Common Stock of the Company, $0.01 par value per share (“Common Stock”) pursuant to and subject to the terms and conditions of a Restricted Stock Award Agreement, to be executed by the Company and you. This restricted stock award will be effective on the later of your employment commencement date and the effective date of the Compensation Committee’s approval, and, subject to the terms of the Restricted Stock Award Agreement, will vest over a three-year period as follows: 25% on the first anniversary of the effective date of the grant; 25% on the second anniversary of the effective date of the grant; and 50% on the third anniversary of the effective date of the grant.

•	You will also be eligible to receive a one-time Non-Qualified Stock Option to purchase 75,000 shares of Common Stock (pursuant to and subject to the terms and

Michael Scarpa
December 4, 2008

conditions of a Nonqualified Stock Option Agreement, to be executed by the Company and you) upon your joining the Company. The option price will be equal to the closing stock price on the grant date which will be the later of your employment commencement date and the effective date of the Compensation Committee’s approval. The option will vest in one-third annual increments beginning one year from the effective date of the award.

•	You understand and agree that the number and timing of any future stock option and restricted stock awards to you will be subject to Compensation Committee’s sole discretion.
Relocation Expenses
•	You will eligible for the Company’s executive relocation benefits under the Company’s executive relocation policy (“Executive Relocation Policy”) during the first two years of your employment. In the event you are reimbursed by the Company for relocation costs in accordance with the Executive Relocation Policy, if you voluntarily leave Talbots or resign for other than Good Reason or if your employment is terminated by Talbots for Cause (as defined below) during the one-year period following your relocation, you will be required to reimburse the Company for the total relocation expenses paid to you. Unless and until you relocate to the Hingham, MA area, you will receive a Boston, MA housing and commuting allowance (for travel from your current residence to the Boston, MA area) for you and your spouse of $10,000 per month to be paid incrementally in your bi-weekly paycheck; provided that, in the event of your termination of employment by the Company without Cause (as defined below) or due to death or Disability (as defined below) or termination of employment by you for Good Reason (as defined below), the Company will assume responsibility for a period of up to one year immediately following your employment termination for lease payments for your Boston area housing rental (not to exceed an amount equal to 12 months of your above stated housing and commuting monthly allowance), subject to your vacating such rental property and using your best reasonable efforts to mitigate such continuing lease payment obligation and the Company also reserves the right to assume such lease.
Severance
•	It is understood and agreed that either you or Talbots may terminate the employment relationship at any time and for any reason upon giving thirty days’ prior written notice. Your eligibility for severance benefits will be pursuant to and subject to the terms and conditions of the Severance Agreement being executed between you and the Company at the same time and attached hereto as Exhibit B (the “Severance Agreement”). Subject to the terms and conditions of such Agreement, in the event of a termination of your employment by the Company without Cause (as defined in the Severance Agreement) or by you for Good Reason (as defined in the Severance Agreement), you would be entitled to receive 1.5 times your annual base salary and

Michael Scarpa
December 4, 2008

18	months benefits continuation, subject to the Company’s receipt of a release and waiver as required by the Severance Agreement.
Restrictive Covenants
•	Confidentiality. You agree that you will not, at any time during or following your employment, directly or indirectly, without the express prior written consent of the Company, disclose or use any Confidential Information of the Company. “Confidential Information” will include all information concerning the Company or any parent, subsidiary, affiliate, employee, customer or supplier or other business associate of the Company or any affiliate (including but not limited to any trade secrets or other confidential, proprietary or private matters), which has been or is received by you or in your possession whether received from the Company or from any parent, subsidiary, affiliate or customer or supplier or other business associate of the Company or otherwise, or developed by you during the term of your employment, and which is not known or generally available to the public.

•	Non-Solicitation. You agree that, for a period of one year after the termination or cessation of your employment for any reason, you will not directly or indirectly solicit, attempt to hire, or hire any employee of the Company (or any person who may have been employed by the Company during the last year of your employment with the Company), or actively assist in such hiring by any other person or business entity or encourage, induce or attempt to induce any such employee to terminate his or her employment with the Company.

•	Non-Competition. You agree that throughout your employment, and for a period of eighteen (18) months after termination or cessation of employment for any reason, you will not work directly or indirectly in any capacity or perform any services (including as an officer, director, employee, agent, advisor, in any consulting capacity or as an independent contractor) for any person, partnership, division, corporation or other entity in any business in competition with the principal businesses carried on by the Company in any jurisdiction in which the Company actively conducts business, including for illustrative purposes only and not limited to, Ann Taylor, Gap Inc., Chico’s FAS, J. Crew, Coldwater Creek, Polo Ralph Lauren or Nordstroms (or any of their affiliated brands, subsidiaries or successors) or J. Jill following the sale or other disposition of the J. Jill brand business.

However, and notwithstanding the immediately foregoing paragraph, in the event that your employment is terminated without Cause within twelve months following a Change in Control and you are paid severance pursuant to and as calculated under the terms of the Change in Control Agreement or any amendment or successor agreement thereto, you agree to abide by this non-competition covenant for (i) a period of twelve (12) months following such termination of employment, or (ii) if greater, the period of time not to exceed eighteen (18) months that is the same as the period of time used to calculate the salary portion of your severance payment (without regard to any

Michael Scarpa
December 4, 2008

portion of the severance payment that may be attributable to bonus or incentive compensation) to which you may be entitled under any such agreement following such termination, even if such severance payment is payable to you in a lump sum.

You acknowledge, with the advice of legal counsel, that you understand the foregoing non-competition agreement and other restrictive covenants, that they are binding and enforceable against you, and that these provisions are fair, reasonable, and necessary for the protection of the Company’s business.

•	In addition to all other rights and remedies of the Company under this offer letter or otherwise, upon a material breach of any of the restrictive covenants set forth under the “Confidentiality,” “Non-Solicitation” and “Non-Competition” provisions above, which is not cured within 10 days following written notice to you from the Company, such notice to be provided in the same manner as set forth in Paragraph 6(g) of the Severance Agreement, the Company will have the right to terminate any severance payment and benefits provided pursuant to this offer letter (including all related agreements) or any other or successor severance agreement covering you and the Company will also have the right to recover any severance payment and benefits previously paid under this offer letter or any other or successor severance agreement covering you and such related agreements.
Definition
•	“Cause” will have the meaning set forth in the Severance Agreement.

•	“Good Reason” will have the meaning set forth in the Severance Agreement.

•	“Disability” will have the meaning set forth in the Severance Agreement.
Arbitration; Mediation
•	Any dispute, controversy or claim between the parties arising out of or relating to this offer letter or all related agreements referenced herein, will be settled by arbitration conducted in The Commonwealth of Massachusetts (before a single arbitrator who shall be a former federal or state court judge), in accordance with the Commercial Rules of the American Arbitration Association then in force and each party shall bear their own expenses including attorneys’ fees (except that, in the case of the Company initiating such arbitration/mediation proceedings, the Company will be responsible for the arbitration and mediation filing or initiation fees and the cost of the mediator and arbitrator, but not attorneys’ fees); provided, however, you acknowledge that in the event of a violation of the restrictive covenants set forth above, the Company would suffer irreparable damages and the Company may be entitled to obtain from a state or federal court in The Commonwealth of Massachusetts or a federal or state court of any other state or jurisdiction, temporary, preliminary or permanent injunctive relief (without the necessity of posting any bond or other security), which

Michael Scarpa
December 4, 2008

rights will be in addition to any other rights or remedies to which it may be entitled. You hereby irrevocably consent to the exclusive jurisdiction of any federal court or state court located in The Commonwealth of Massachusetts, and you hereby agree that process in any suit, action or proceeding may be served anywhere in the world in the same manner as provided for notices to a party as provided in the Severance Agreement. Moreover, nothing in this provision prevents you from filing, cooperating with, or participating in any proceeding before the EEOC or a state Fair Employment Practices Agency relating to discrimination or bias (except that you acknowledge that you may not recover any monetary benefits in connection with any such proceeding). The decision of the arbitrator conducting any such arbitration proceedings will be in writing, will set forth the basis therefor and such arbitrator’s decision or award will be final and binding upon the Company and you. The Company and you will abide by all awards rendered in such arbitration proceedings, and all such awards may be enforced and executed upon in any court having jurisdiction over the party against whom or which enforcement of such award is sought. Notwithstanding the foregoing, the Company and you agree that, prior to submitting a dispute under this offer letter to arbitration, the parties agree to submit, for a period of sixty (60) days, to voluntary mediation before a jointly selected neutral third party mediator under the auspices of JAMS, Boston, Massachusetts, Resolution Center (or any successor location), pursuant to the procedures of JAMS International Mediation Rules conducted in The Commonwealth of Massachusetts (however, such mediation or obligation to mediate will not suspend or otherwise delay any termination or other action of the Company or affect the Company’s other rights).
Taxes
•	Notwithstanding anything to the contrary in this offer letter or the related agreements referenced herein or in any other severance agreement or severance arrangement between you and the Company, including without limitation the Severance Agreement and Change in Control Agreement (for purposes of this subsection, all collectively referred to as the “agreements”), it is the intention of the parties that each of such agreements comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and any regulations or other guidance issued thereunder, and the agreements and the payments of any benefits thereunder will be operated and administered accordingly. Specifically, but not by limitation, you agree that if, at the time of termination of employment, the Company is considered to be publicly traded and you are considered to be a specified employee, as defined in Section 409A (and as determined as of December 31 preceding your termination of employment, unless your termination of employment occurs prior to April 30, in which case the determination will be made as of the second preceding December 31), then some or all of such payments to be made under the agreements as a result of your termination of employment will be deferred for no more than 6 months following such termination of employment, if and to the extent the delay in such payments is necessary in order to comply with the requirements of Section 409A of the Code after utilizing the short-term deferral and involuntary separation pay plan regulations.

Michael Scarpa
December 4, 2008

Upon expiration of such 6 month period (or, if earlier, your death), any payments so withheld will be distributed to you, with a payment of interest thereon credited at a rate of prime plus 1% (with such prime rate to be determined as of the actual payment date). The foregoing provisions of this subsection are hereby incorporated into and made a part of the Severance Agreement and the Change in Control Agreement.
Release and Waiver
•	The Company’s obligation to make the payments and provide the benefits to you under or in connection with this offer letter or the related agreements referenced herein, or under any other severance agreement or severance arrangement (including, without limitation, under the Severance Agreement or the Change in Control Agreement) will be conditioned upon and subject to your delivery to the Company of an executed release (which will be effective when such release is no longer subject to revocation) of any and all claims against the Company, its parent entities, affiliates, employee benefit plans and fiduciaries (to the extent permissible under ERISA), and their respective officers, employees, directors, agents and representatives satisfactory in form and content to the Company’s counsel.
Miscellaneous
•	This offer letter together with all related agreements referenced herein (collectively, the “Documents”) constitute the entire understanding between you and the Company and cannot be modified, altered or waived unless it is done in a writing signed by both you and the Company. If there is any conflict between the terms of these Documents and any other document related to your employment, the terms of these Documents will control. This offer letter is governed by the laws of The Commonwealth of Massachusetts (other than its rules for conflicts of laws). This offer letter is personal in nature to the Company and your rights and obligations under this offer letter may not be assigned by you. This offer letter will be binding upon and inure to the benefit of the parties hereto and their successors (including successors by merger, consolidation, sale or similar transaction, permitted assigns, executors, administrators, personal representatives, and heirs).

•	It is the intention of the parties that the provisions of this offer letter will be enforced to the fullest extent permissible under the laws and public policies of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws or public policies) of any provisions hereof, will not render unenforceable or impair the remainder of this offer letter. Accordingly, if any provision of this offer letter will be determined to be invalid or unenforceable, either in whole or in part, this offer letter will be deemed amended to delete or modify, as necessary, the offending provisions and to alter the balance of this offer letter in order to render the same valid and enforceable to the fullest extent permissible.

Michael Scarpa
December 4, 2008

•	By accepting this offer, you represent that you are not under any obligation or covenant to any former employer or any person, firm or corporation, which would prevent, limit or impair in any way the performance by you of your duties as an employee of Talbots. You have also provided to the Company a true and complete copy of any non-competition and/or non-solicitation obligation or agreement to which you may be subject.

•	You unconditionally agree not to: (1) use in connection with your employment with Talbots any confidential or proprietary information which you have acquired in connection with any former employment; or (2) reveal or disclose to Talbots or any of Talbots employees, agents, representatives or vendors, any confidential or proprietary information which you have acquired in connection with any former employment. You acknowledge that this policy and practice of Talbots is to be strictly followed and adhered to you by you. You also agree that you have not taken and do not have in your possession any confidential information of a prior employer and have returned to your prior employer any confidential information which was in your possession.

•	You represent that the information (written or oral) provided to the Company by you or your representatives in connection with obtaining employment or in connection with your former employments, work history, circumstances of leaving your former employments and educational background is true and complete.

•	This offer is effective only through December 5, 2008. If you wish to accept our offer as outlined above, please sign and return this letter to me. The enclosed copy is for your records.
Michael, we are thrilled you are joining the “Talbots Team” and look forward to the contributions you will make to the overall continued success of the Company!

Very truly yours,
/s/ Trudy F. Sullivan
Trudy F. Sullivan
President and Chief Executive Officer

Accepted and agreed this 4th day of December, 2008
/s/ Michael Scarpa
Michael Scarpa